

Mail Stop 4561

March 28, 2016

James B. DeBello
President and Chief Executive Officer
Mitek Systems, Inc.
8911 Balboa Ave., Suite B
San Diego, CA 92123

> **Re:** **Mitek Systems, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2015**
> **Filed December 7, 2015**
> **Form 10-Q for the quarterly period ended December 31, 2015**
> **Filed February 5, 2016**
> **File No. 001-35231**

Dear Mr. DeBello:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

1.   We note that your overview, which is substantially identical to the business overview as well as the MD&A overview in your Form 10-Q filed February 5, 2016, focuses on industry trends and product offering descriptions. The MD&A overview should not merely duplicate disclosure in the business section and generally should not remain static from one period to the next. Rather, the overview should provide an executive-level discussion of the most significant matters with which management is concerned in evaluating your financial condition and operating results. It should also discuss material opportunities, challenges and risks and how management is responding to those concerns during the relevant period. In this regard, we note your discussion in your 2016 first

quarter earnings call, for example, that you expect your Mobile Verify and Mobile Fill solutions to exponentially expand your addressable market, drive higher average selling prices, and increase revenue. Please confirm that you will provide conforming disclosure in future filings. Refer also to your responses to staff comments 3 and 4 in your letter dated February 16, 2011.

Definitive Proxy Statement on Schedule 14A filed January 27, 2016

Information Regarding our Executive Officers

Summary Compensation Table, page 29

2.     We note that you provided disclosure for your principal executive officer, your principal financial officer and only one other named executive officer. As you know, Item 402(a)(3)(iii) of Regulation S-K requires that you provide disclosure for your three most highly compensated executive officers, other than the principal executive and financial officers, who were serving at the end of the last completed fiscal year. Please tell us how you determined that no other individual is a named "executive officer" as defined in Exchange Act Rule 3b-7. In this regard, the executive profiles page of your website suggests that you may have additional executive officers.

Certain Relationships and Related Transactions, and Director Independence, page 38

3.     In future filings, please provide the disclosure required by Item 404(b) of Regulation S-K with respect to your policies and procedures for the review, approval, or ratification of your related party transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.  If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig  D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services